[AirNet Letterhead]

December 20, 2005

VIA EDGAR AND ELECTRONIC MAIL

Jeffrey Werbitt, Esq.

Attorney-Advisor

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirNet Communications Corporation:
Schedule TO Filed on November 30, 2005 (File No. 005-57311)

Dear Mr. Werbitt:

We set forth below the responses of AirNet Communications Corporation (the “Company”) to the Staff’s comment letter dated December 14, 2005 giving comments on the tender offer statement on Schedule TO-I of the Company filed November 30, 2005.

The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s December 14 letter. This letter is being delivered in connection with the filing of an amended tender offer statement on Schedule TO. This letter is being filed on the Commission’s EDGAR system, with a copy also being delivered to you by e-mail accompanied by a marked courtesy copy of the offering memorandum showing the changes from the November 30 filing.

Schedule TO

1.	Comment: Please explain in your response letter why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.

Response: The Company recognizes that Item 10 of Schedule TO requires the inclusion of the specified financial statements “when the offeror’s financial condition is material to [a] security holder’s decision whether to sell, tender or hold the securities sought.” In turn, Item 1010(b) of Regulation M-A requires pro forma financial information to be furnished “if material”, in order to disclose the effect of the transaction on the issuer’s balance sheet, income statement and book value per share. As described in more detail under the Company’s response to comment #2 below, the Company believes that the accounting impact of the amendments to the option agreements will not be material. The Company has therefore not provided pro forma financial information.

2. Comment: Please provide a brief statement of the accounting treatment of the offer or explain why this disclosure is not material. See Item 1004(a)(1)(xi) of Regulation M-A.

Response: The Company does not believe that the accounting treatment of the offer will be material. The amended options will have the same exercise prices and will cover the same number of shares as the original options that are being amended. The vast majority of the options eligible to be amended in the offer vested in either August or September of 2005. Compensation charges associated with those options have already been fully recognized over the related vesting period. While any options amended as a result of the Offer would not be exercisable until the occurrence of one of the specified events, the Company believes that the prior recognition of these expenses would not be affected at all by amendment of the eligible options because the options as amended, while not initially exercisable, will nevertheless not be subject to substantial risk of forfeiture. An immaterial number of options eligible to participate in the Offer were originally granted with four year vesting terms or are otherwise not yet fully vested at this time. Compensation expense for such options, if amended in accordance with the Offer, may be accelerated compared to when such expense would otherwise be recognized (if the option were not amended), but the Company does not expect the effect of this to be material.

Offer to Purchase

General

3. Comment: We note the term “confidential” located at the top right hand corner of the cover page of your Offer to Amend. It is unclear why you use the term “confidential” in view of the fact that this Offer to Amend has been filed on EDGAR. Please remove this reference or otherwise advise.

Response: The heading was inadvertently retained on the Offering Memorandum that was filed on EDGAR. Prior to distribution of the offering documents to employees, the word was removed, and the Offering Memorandum as amended and restated reflects this deletion.

Section 7. Conditions to the Offer; Waiver of Conditions, page 25.

4. Comment: We note your disclosure that you may assert a condition regardless of whether it results from “any action or omission by [AirNet Communications].” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, amend the first paragraph of this section to exclude your reference to actions or omissions to act by the bidder.

Response: We have revised the disclosure to delete the reference to acts or omissions to act by the Company.

5. Comment: As noted in the comment above, a tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Amend the following provisions to satisfy these requirements:

•	Revise the bullet points to avoid the terms “threatened,” as it is unclear how a “threatened” event can be objectively determined;

•	Avoid the use of vague terms, such as “could” and “may,” and events that “indirectly” affect the offer;

•	In subsection (a) under bullet point one and two, you refer to actions that “otherwise relate in any manner to the offer.” These conditions are vague and appear to include both positive and negative effects, regardless of materiality, and may be so broad as to render the offer illusory. Similarly, bullet point seven appears to include both positive and negative effects as it refers to any change in your business, financial condition, assets, income, operations, prospects or stock ownership that in your reasonable judgment may be material to you; and

•	In subsection (b) under bullet point one, you refer to “contemplated benefits.” All offer conditions must be clearly set forth in the offer to exchange so that a security holder can reasonably determine whether a condition has been “triggered.” In this regard, it is not clear what the contemplated benefits of your offer are. Please expand to describe them.

Response: We have revised the disclosure as you proposed in order to make the standards objectively determinable and to clarify them in some respects. In particular, we have:

(1) revised the bullet points to clarify that a condition is triggered only upon the specified legal proceedings being threatened in writing to the Company;

(2) revised references to events that “may” or “could” negatively affect the Company to refer instead to events that, in the Company’s reasonable judgment, would have such effects;

(3) deleted references to events that have an indirect effect on the Offer;

(4) deleted the language that refers to actions that “otherwise relate in any matter” to the Offer;

(5) clarified that the effects of the specified changes in business or financial condition must be negative or adverse effects; and

(6) deleted references to “contemplated benefits” to the Company, as the benefits to the Company are derivative of the benefits to the optionholder (i.e., there may be no tangible benefit to the Company other than that derived indirectly from permitting its employees to avoid, where possible, the tax penalties outlined in the Offering Memorandum). Note that the reference to events that would impair the benefits of the Offer to the optionholders remains as a condition.

Section 10. U.S. Federal Income Tax Consequences, page 27.

6. Comment: We note that the summary “does not purport to be a complete description…” and the “summary is subject to, and is qualified in its entirety…” Disclaimers of this type appear to be inconsistent with the requirement that all material information be provided in your Offer material. Please revise.

Response: We note that Item 1004(a)(xii) of Regulation M-A requires a description of the federal income tax consequences of the transaction, if material. We further note that the disclosure in the Offering Memorandum states that it is not meant to cover all federal, state and foreign tax consequences of the Offer. In other words, it does not cover state and foreign tax consequences, if any, and it covers only the material U.S. federal income tax consequences. We believe this is consistent with the Staff’s requirements, and that the disclosure does not omit to state material information necessary for the optionholder to make an informed decision whether to amend his or her options. We have revised the disclosure (i) to clarify that the summary is a summary of the material U.S. federal income tax consequences of the transaction, and (ii) to delete the references to qualification by reference to the Plan and related option agreements.

7. Comment: Please revise the disclaimer in the third paragraph of this section on page 27 and any similar disclosure throughout your Offer. While you may recommend that investors consult their own tax advisors with respect to their particular tax consequences that may vary on an individual basis, you may not disclose that they “should” do so.

Response: The Company reads a statement that the optionholder “should” consult a tax advisor as largely synonymous with a statement that the Company recommends that the optionholder consults a tax advisor. Nevertheless, the disclosure has been revised in accordance with the comment (on pages 9, 12, 27 and 28).

Section 12. Financial Information, page 29

8. Comment: Please revise the presentation of your financial information to disclose the book value per share. See item 1010(c)(5) of Regulation M-A. Also, disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(c)(4) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that [AirNet] present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Response: We have revised the disclosure to include both the book value per share and the ratio of earnings to fixed charges in response to the comment.

Section 17. Extension of Offer: Termination: Amendment: Notification, page 33

9. Comment: You disclose that AirNet Communications reserves the right to terminate or postpone the offer regardless of whether it has deemed any event listed in Section 7 to have occurred. This disclosure appears to inappropriately imply that you may terminate the Offer at will, in your sole discretion, and for any reason and suggests that the Offer is an impermissible illusory offer. Please clarify the disclosure to make it clear that you may terminate the offer only if one of the listed offer conditions is “triggered.” Also revise to clarify what you mean by postponing the Offer. For example, are you using this term to mean extension of the offer? Please note that you may not postpone or otherwise delay payment subsequent to expiration other than in anticipation of receiving necessary governmental approvals.

Response: We have revised the disclosure in response to the comment. In particular, we have clarified that the Offer may only be terminated upon one of the events described in Section 7. In relation to the potential “postponement” of acceptance of options tendered for amendment, the Company acknowledges that the postponement would likely be in the form of an extension of the Offer prior to its termination. The Company acknowledges (and the Offering Memorandum states) that its ability to postpone acceptance after the Offer terminates is limited by Rule 13e-4(f)(5).

10. Comment: We note that you disclose that any amendment to the Offer will be disseminated promptly to option holders in a manner reasonably designed to inform optionees of such change. We also note that you disclose that you have no obligation to publish, advertise or otherwise communicate any such public announcement. Please reconcile these statements. We remind you that depending on the materiality of the new information, you may be required to disseminate materials as required by Rule 13e-4(e)(3).

Response: We have clarified the disclosure in response to the comment by deleting in its entirety the disclaimer of any obligation to communicate such public announcement.

19. Additional Information, page 34

11. Comment: Please revise your disclosure to properly reflect the new address of the SEC’s Public Reference Room. The new address is 100 F Street, N.E., Washington, DC 20549.

Response: The disclosure has been revised to reflect the new address.

12. Comment: We note your disclosure that “[t]he most recent information that [AirNet Communications] file with the SEC automatically updates and supersedes older information” and that “information contained in any such filing will be deemed to be a part of this Offering Memorandum as of the date on which the document is filed and any older information that has been modified or superseded will not be deemed to be a part of this Offering Memorandum.” This disclosure suggests that you are attempting to forward incorporate future filings into this Offering Memorandum. Please be advised that Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise your document to clarify.

Response: The Company did not intend to forward incorporate future filings by reference through the language identified in the Staff’s letter. Rather, the Company intended to point out that a statement in a previously filed Exchange Act report would supersede an inconsistent statement in an even earlier filed document. The Company has revised the disclosure to correct any ambiguity in this respect.

20. Miscellaneous, page 35

13. Refer to the last sentence of the first paragraph. Your disclaimer of any obligation to update forward looking statements in the Offer materials is inconsistent with your obligation to do so under Rule 13e-4(c)(3). Please delete.

Response: The Company acknowledges its obligation under Rule 13e-4(c)(3) to update its disclosure in the Schedule TO in order to reflect material changes in the information set forth in the tender offer statement. The Company does not necessarily believe that every change to information contained in a forward-looking statement in one of its Exchange Act reports would necessarily be material to optionholders in making a decision whether to amend options in the Offer, but would rather evaluate that change on a case by case basis. At the same time, the Company does not necessarily read the sentence referred to in the Staff’s comment letter as a disclaimer of any duty to update, but rather as cautionary language that the statements were made as of the date of the filing in which they were contained. Nevertheless, the Company has deleted the sentence referred to in the comment letter.

*         *         *

As requested by the comment letter of December 14, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments relating to these responses, please do not hesitate to contact Gene McDermott of Edwards Angell Palmer & Dodge, LLP at (401) 276-6471. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Stuart P. Dawley
Stuart P. Dawley, Esq.
AirNet Communications Corporation

Enclosure

Cc:	John G. Igoe, Esq.

Eugene W. McDermott, Jr., Esq.

    Edwards Angell Palmer & Dodge, LLP